

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2013

Via E-mail
Alan J. Lewis, Ph.D.
Chief Executive Officer
Medistem, Inc.
9255 Towne Centre Drive, Suite 450
San Diego, CA 92121

Re: Medistem, Inc.
Amendment No.2 to Registration Statement on Form 10-12G
Filed November 12, 2013
File No. 000-54999

Dear Dr. Lewis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Intellectual Property, page 8

1. We note your response to our prior comment 1 and your added disclosure in footnote (1) of the intellectual property section on page 9. Please revise this disclosure to also describe each party's ability to terminate the agreement.

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Hayden J. Trubitt, Esq.
Stradling Yocca Carlson & Rauth
4365 Executive Drive, Suite 1500
San Diego, CA 92121